CONFIDENTIAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SPORT CHALET, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

Class B Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

Class A: 849163209

Class B: 849163308

(CUSIP Number)

Thomas A. Kennedy

Vestis Retail Group, LLC

2929 Arch Street, Suite 1800

Philadelphia, Pennsylvania 19104-7324

(215) 609-3400

With copies to:

Alison S. Ressler

Rita-Anne O’Neill

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of reporting persons Vestis Retail Group, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Class A: 7,948,483 Class B: 1,069,436
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person Class A: 7,948,483 Class B: 1,069,436
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Class A: 64.0% (1) Class B: 60.2% (1)
14.	Type of reporting person OO

(1)	Beneficial ownership of the Class A and Class B Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the Stock Purchase Agreement and Tender and Support Agreements described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Class A or Class B Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 under the Exchange Act. The percentage calculation is based on 12,414,490 shares of Class A Common Stock and 1,775,821 shares of Class B Common Stock issued and outstanding as of June 30, 2014 as represented by Issuer in the Merger Agreement discussed in Item 4 of this Schedule 13D.

1.	Names of reporting persons Everest Merger Sub, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Class A: 7,948,483 Class B: 1,069,436
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person Class A: 7,948,483 Class B: 1,069,436
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Class A: 64.0% (1) Class B: 60.2% (1)
14.	Type of reporting person CO

(1)	Beneficial ownership of the Class A and Class B Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the Stock Purchase Agreement and Tender and Support Agreements described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Class A or Class B Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 under the Exchange Act. The percentage calculation is based on 12,414,490 shares of Class A Common Stock and 1,775,821 shares of Class B Common Stock issued and outstanding as of June 30, 2014 as represented by Issuer in the Merger Agreement discussed in Item 4 of this Schedule 13D.

1.	Names of reporting persons Vestis Retail Financing, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Class A: 7,948,483 Class B: 1,069,436
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person Class A: 7,948,483 Class B: 1,069,436
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Class A: 64.0% (1) Class B: 60.2% (1)
14.	Type of reporting person OO

(1)	Beneficial ownership of the Class A and Class B Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the Stock Purchase Agreement and Tender and Support Agreements described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Class A or Class B Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 under the Exchange Act. The percentage calculation is based on 12,414,490 shares of Class A Common Stock and 1,775,821 shares of Class B Common Stock issued and outstanding as of June 30, 2014 as represented by Issuer in the Merger Agreement discussed in Item 4 of this Schedule 13D.

1.	Names of reporting persons Vestis Retail Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Class A: 7,948,483 Class B: 1,069,436
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person Class A: 7,948,483 Class B: 1,069,436
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Class A: 64.0% (1) Class B: 60.2% (1)
14.	Type of reporting person OO

(1)	Beneficial ownership of the Class A and Class B Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the Stock Purchase Agreement and Tender and Support Agreements described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Class A or Class B Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 under the Exchange Act. The percentage calculation is based on 12,414,490 shares of Class A Common Stock and 1,775,821 shares of Class B Common Stock issued and outstanding as of June 30, 2014 as represented by Issuer in the Merger Agreement discussed in Item 4 of this Schedule 13D.

1.	Names of reporting persons Collis EMS Investments II, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Class A: 7,948,483 Class B: 1,069,436
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person Class A: 7,948,483 Class B: 1,069,436
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Class A: 64.0% (1) Class B: 60.2% (1)
14.	Type of reporting person OO

(1)	Beneficial ownership of the Class A and Class B Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the Stock Purchase Agreement and Tender and Support Agreements described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Class A or Class B Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 under the Exchange Act. The percentage calculation is based on 12,414,490 shares of Class A Common Stock and 1,775,821 shares of Class B Common Stock issued and outstanding as of June 30, 2014 as represented by Issuer in the Merger Agreement discussed in Item 4 of this Schedule 13D.

1.	Names of reporting persons Collis EMS Investments II-A, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Class A: 7,948,483 Class B: 1,069,436
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person Class A: 7,948,483 Class B: 1,069,436
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Class A: 64.0% (1) Class B: 60.2% (1)
14.	Type of reporting person OO

(1)	Beneficial ownership of the Class A and Class B Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the Stock Purchase Agreement and Tender and Support Agreements described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Class A or Class B Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 under the Exchange Act. The percentage calculation is based on 12,414,490 shares of Class A Common Stock and 1,775,821 shares of Class B Common Stock issued and outstanding as of June 30, 2014 as represented by Issuer in the Merger Agreement discussed in Item 4 of this Schedule 13D.

1.	Names of reporting persons Versa Capital Fund II, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Class A: 7,948,483 Class B: 1,069,436
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person Class A: 7,948,483 Class B: 1,069,436
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Class A: 64.0% (1) Class B: 60.2% (1)
14.	Type of reporting person PN

(1)	Beneficial ownership of the Class A and Class B Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the Stock Purchase Agreement and Tender and Support Agreements described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Class A or Class B Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 under the Exchange Act. The percentage calculation is based on 12,414,490 shares of Class A Common Stock and 1,775,821 shares of Class B Common Stock issued and outstanding as of June 30, 2014 as represented by Issuer in the Merger Agreement discussed in Item 4 of this Schedule 13D.

1.	Names of reporting persons Versa Capital Fund II-A, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Class A: 7,948,483 Class B: 1,069,436
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person Class A: 7,948,483 Class B: 1,069,436
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Class A: 64.0% (1) Class B: 60.2% (1)
14.	Type of reporting person PN

(1)	Beneficial ownership of the Class A and Class B Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the Stock Purchase Agreement and Tender and Support Agreements described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Class A or Class B Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 under the Exchange Act. The percentage calculation is based on 12,414,490 shares of Class A Common Stock and 1,775,821 shares of Class B Common Stock issued and outstanding as of June 30, 2014 as represented by Issuer in the Merger Agreement discussed in Item 4 of this Schedule 13D.

1.	Names of reporting persons Versa FGP-II, LP
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Class A: 7,948,483 Class B: 1,069,436
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person Class A: 7,948,483 Class B: 1,069,436
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Class A: 64.0% (1) Class B: 60.2% (1)
14.	Type of reporting person PN

(1)	Beneficial ownership of the Class A and Class B Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the Stock Purchase Agreement and Tender and Support Agreements described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Class A or Class B Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 under the Exchange Act. The percentage calculation is based on 12,414,490 shares of Class A Common Stock and 1,775,821 shares of Class B Common Stock issued and outstanding as of June 30, 2014 as represented by Issuer in the Merger Agreement discussed in Item 4 of this Schedule 13D.

1.	Names of reporting persons Versa UGP-II, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Class A: 7,948,483 Class B: 1,069,436
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person Class A: 7,948,483 Class B: 1,069,436
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Class A: 64.0% (1) Class B: 60.2% (1)
14.	Type of reporting person OO

(1)	Beneficial ownership of the Class A and Class B Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the Stock Purchase Agreement and Tender and Support Agreements described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Class A or Class B Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 under the Exchange Act. The percentage calculation is based on 12,414,490 shares of Class A Common Stock and 1,775,821 shares of Class B Common Stock issued and outstanding as of June 30, 2014 as represented by Issuer in the Merger Agreement discussed in Item 4 of this Schedule 13D.

1.	Names of reporting persons Versa Fund Management, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Class A: 7,948,483 Class B: 1,069,436
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person Class A: 7,948,483 Class B: 1,069,436
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Class A: 64.0% (1) Class B: 60.2% (1)
14.	Type of reporting person OO

(1)	Beneficial ownership of the Class A and Class B Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the Stock Purchase Agreement and Tender and Support Agreements described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Class A or Class B Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 under the Exchange Act. The percentage calculation is based on 12,414,490 shares of Class A Common Stock and 1,775,821 shares of Class B Common Stock issued and outstanding as of June 30, 2014 as represented by Issuer in the Merger Agreement discussed in Item 4 of this Schedule 13D.

1.	Names of reporting persons Versa Capital Group, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Class A: 7,948,483 Class B: 1,069,436
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person Class A: 7,948,483 Class B: 1,069,436
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Class A: 64.0% (1) Class B: 60.2% (1)
14.	Type of reporting person OO

(1)	Beneficial ownership of the Class A and Class B Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the Stock Purchase Agreement and Tender and Support Agreements described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Class A or Class B Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 under the Exchange Act. The percentage calculation is based on 12,414,490 shares of Class A Common Stock and 1,775,821 shares of Class B Common Stock issued and outstanding as of June 30, 2014 as represented by Issuer in the Merger Agreement discussed in Item 4 of this Schedule 13D.

1.	Names of reporting persons Gregory L. Segall
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Class A: 7,948,483 Class B: 1,069,436
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person Class A: 7,948,483 Class B: 1,069,436
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Class A: 64.0% (1) Class B: 60.2% (1)
14.	Type of reporting person IN

(1)	Beneficial ownership of the Class A and Class B Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the Stock Purchase Agreement and Tender and Support Agreements described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Class A or Class B Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 under the Exchange Act. The percentage calculation is based on 12,414,490 shares of Class A Common Stock and 1,775,821 shares of Class B Common Stock issued and outstanding as of June 30, 2014 as represented by Issuer in the Merger Agreement discussed in Item 4 of this Schedule 13D.

1.	Names of reporting persons Paul Halpern
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Class A: 7,948,483 Class B: 1,069,436
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person Class A: 7,948,483 Class B: 1,069,436
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Class A: 64.0% (1) Class B: 60.2% (1)
14.	Type of reporting person IN

(1)	Beneficial ownership of the Class A and Class B Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the Stock Purchase Agreement and Tender and Support Agreements described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Class A or Class B Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 under the Exchange Act. The percentage calculation is based on 12,414,490 shares of Class A Common Stock and 1,775,821 shares of Class B Common Stock issued and outstanding as of June 30, 2014 as represented by Issuer in the Merger Agreement discussed in Item 4 of this Schedule 13D.

1.	Names of reporting persons Raymond C. French
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Class A: 7,948,483 Class B: 1,069,436
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person Class A: 7,948,483 Class B: 1,069,436
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Class A: 64.0% (1) Class B: 60.2% (1)
14.	Type of reporting person IN

(1)	Beneficial ownership of the Class A and Class B Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the Stock Purchase Agreement and Tender and Support Agreements described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Class A or Class B Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 under the Exchange Act. The percentage calculation is based on 12,414,490 shares of Class A Common Stock and 1,775,821 shares of Class B Common Stock issued and outstanding as of June 30, 2014 as represented by Issuer in the Merger Agreement discussed in Item 4 of this Schedule 13D.

1.	Names of reporting persons William R. Quinn
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Class A: 7,948,483 Class B: 1,069,436
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person Class A: 7,948,483 Class B: 1,069,436
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Class A: 64.0% (1) Class B: 60.2% (1)
14.	Type of reporting person IN

(1)	Beneficial ownership of the Class A and Class B Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the Stock Purchase Agreement and Tender and Support Agreements described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Class A or Class B Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 under the Exchange Act. The percentage calculation is based on 12,414,490 shares of Class A Common Stock and 1,775,821 shares of Class B Common Stock issued and outstanding as of June 30, 2014 as represented by Issuer in the Merger Agreement discussed in Item 4 of this Schedule 13D.

1.	Names of reporting persons David S. Lorry
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Class A: 7,948,483 Class B: 1,069,436
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person Class A: 7,948,483 Class B: 1,069,436
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Class A: 64.0% (1) Class B: 60.2% (1)
14.	Type of reporting person IN

(1)	Beneficial ownership of the Class A and Class B Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the Stock Purchase Agreement and Tender and Support Agreements described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Class A or Class B Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 under the Exchange Act. The percentage calculation is based on 12,414,490 shares of Class A Common Stock and 1,775,821 shares of Class B Common Stock issued and outstanding as of June 30, 2014 as represented by Issuer in the Merger Agreement discussed in Item 4 of this Schedule 13D.

1.	Names of reporting persons Thomas A. Kennedy
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Class A: 7,948,483 Class B: 1,069,436
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person Class A: 7,948,483 Class B: 1,069,436
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Class A: 64.0% (1) Class B: 60.2% (1)
14.	Type of reporting person IN

(1)	Beneficial ownership of the Class A and Class B Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the Stock Purchase Agreement and Tender and Support Agreements described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Class A or Class B Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 under the Exchange Act. The percentage calculation is based on 12,414,490 shares of Class A Common Stock and 1,775,821 shares of Class B Common Stock issued and outstanding as of June 30, 2014 as represented by Issuer in the Merger Agreement discussed in Item 4 of this Schedule 13D.

ITEM 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Shares”), and Class B Common Stock, par value $0.01 per share (the “Class B Common Shares,” and, together with the Class A Common Shares, the “Shares”), of Sport Chalet, Inc., a Delaware corporation (“Issuer”). The principal executive offices of Issuer are located at One Sport Chalet Drive, La Cañada, CA 91011.

ITEM 2.	Identity and Background.

(a) The undersigned hereby file this Schedule 13D on behalf of:

(i)	Vestis Retail Group, LLC, Delaware limited liability company (“Vestis”);

(ii)	Everest Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Vestis (“Merger Sub”);

(iii)	Vestis Retail Financing, LLC, a Delaware limited liability company (“VRF”);

(iv)	Vestis Retail Holdings, LLC, a Delaware limited liability company (“VRH”);

(v)	Collis EMS Investments II, LLC, a Delaware limited liability company (“Collis II”);

(vi)	Collis EMS Investments II-A, LLC, a Delaware limited liability company (“Collis II-A”);

(vii)	Versa Capital Fund II, L.P., a Delaware limited partnership (“Fund II”);

(viii)	Versa Capital Fund II-A, L.P., a Delaware limited partnership (“Fund II-A”);

(ix)	Versa FGP-II, LP, a Delaware limited partnership (“FGP”);

(x)	Versa UGP-II, LLC, a Delaware limited liability company (“UGP”);

(xi)	Versa Fund Management, LLC, a Delaware limited liability company (“VFM”);

(xii)	Versa Capital Group, LLC, a Delaware limited liability company (“VCG”);

(xiii)	Gregory L. Segall (“GLS”);

(xiv)	Paul Halpern (“PH”);

(xv)	Raymond C. French (“RCF”);

(xvi)	William R. Quinn (“WRQ”);

(xvii)	David S. Lorry (“DSL”); and

(xviii)	Thomas A. Kennedy (“TAK”) (together with the above listed persons, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement pursuant to Rule 13d-1(k) of the Exchange Act, a copy of which is filed with this Schedule 13D as Exhibit D. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Merger Sub are set forth on Schedule A.

(b) The principal place of business and the principal office address of each entity and individual named in this Item 2 is c/o Versa Capital Management, LLC, 2929 Arch Street, Suite 1800, Philadelphia, Pennsylvania 19104-7324.

(c) Merger Sub is a Delaware corporation, formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (defined below), and has not engaged in any activities except in connection with these transactions. The principal business of Vestis is to own and manage active/outdoor-focused national retail businesses. The principal business of VRF is to be the sole member of Vestis. The principal business of VRH is to be the sole member of VRF. The principal business of Collis II and Collis II-A is to hold voting membership interests in VRH. The principal business of Fund II and Fund II-A is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business of FGP is to be the general partner of Fund II and Fund II-A. The principal business of UGP is to be the general partner of FGP. The principal business of each of VFM and VCG is to manage and control general partners of private equity funds.

                GLS is the chairman, president and chief executive officer of Versa Capital Management, LLC (“VCM”) and the controlling person of VCG. PH is the chief investment officer of VCM. RCF is the chief operating officer of VCM. WRQ is a managing director (investments) of VCM. DSL is a managing director (transaction execution) of VCM. TAK is the general counsel and chief compliance officer of VCM. The principal business of VCM is serving as an investment adviser to private equity funds. Each of GLS, PH, RCF, WRQ, DLS and TAK disclaims beneficial ownership of all securities reported herein, and the filing of this Schedule 13D shall not be deemed an admission that such person is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 13 of the Exchange Act, or for any other purposes.

(d)-(e) During the preceding five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) GLS, PH, RCF, WRQ, DLS and TAK are citizens of the United States of America.

ITEM 3.	Source or Amount of Funds or Other Consideration.

Beneficial ownership of the Shares is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such Shares as a result of Vestis and Merger Sub having entered into the Stock Purchase Agreement and Tender and Support Agreements described in Item 4 of this Schedule 13D. No Reporting Person paid any amount in connection with the execution and delivery of the Stock Purchase Agreement or Tender and Support Agreements and as a result no funds were used for such purpose.

The total amount of funds required by Vestis and Merger Sub to purchase the maximum amount of Shares in the Offer (as defined below) is approximately $17 million, plus related fees and expenses. Vestis has access to, and will provide Merger Sub with, sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for Merger Sub’s acquisition of the remaining Shares in the Merger (as defined below) and pursuant to the Stock Purchase Agreement.

ITEM 4.	Purpose of Transaction.

Merger Agreement

On June 30, 2014, Issuer, Vestis and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, on July 3, 2014, Merger Sub commenced a tender offer (the “Offer”) for all outstanding Shares at a price of $1.20 per Share, net to the seller in cash, without interest, less any applicable withholding taxes. However, if the number of Shares tendered in the Offer prior to 12:00 midnight, New York City time, at the end of August 1, 2014, together with the Shares acquired or to be acquired by Vestis or Merger Sub pursuant to the Stock Purchase Agreement and the Shares issuable pursuant to the top-up option held by Merger Sub (as described in the Merger Agreement), does not result in Vestis and Merger Sub collectively owning shares equal to or in excess of 90% of each of the Class A Common Shares and Class B Common Shares on a fully diluted basis (as calculated pursuant to the Merger Agreement), the price shall be reduced to $1.04 per Share, net to the seller in cash, without interest (such amount per Share paid pursuant to the Offer, the “Offer Price”).

The obligation of Vestis and Merger Sub to consummate the Offer is subject to the condition that there be validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the expiration date of the Offer that number of Shares that, when added to the Shares then beneficially owned by Vestis and its subsidiaries (and after the consummation of the Stock Purchase Agreement Transaction, as defined below), would represent at least a majority in voting power of the total number of the then outstanding Shares on a fully diluted basis (which total number is the number of shares then issued and outstanding plus the number of shares which Issuer would be required to issue pursuant to any then outstanding options, warrants or other rights to acquire shares (other than the top-up option held by Merger Sub and described in the Merger Agreement) regardless of whether or not then vested). The consummation of the Offer is also subject to the Stock Purchase Agreement remaining in full force and effect, receipt of certain third-party consents, no change in the recommendation of the board of directors of Issuer with respect to the Offer and other customary conditions. The Offer is not subject to any financing condition.

Pursuant to the Merger Agreement, following the consummation of the Offer and the Stock Purchase Agreement Transaction and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Merger Sub will merge with and into Issuer (the “Merger”) pursuant to the provisions of the General Corporation Law of the State of Delaware (“DGCL”), with Issuer continuing as the surviving corporation of the Merger (the “Surviving Corporation”) and as a wholly-owned subsidiary of Vestis. At the effective time of the Merger (the “Effective Time”), (i) each Share that is held by Vestis, Merger Sub or Issuer (as treasury stock or otherwise) or any of their respective direct or indirect subsidiaries or affiliates will be automatically cancelled and will cease to exist and (ii) each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled as described in clause (i) above or Shares that are held by any stockholders who properly demand appraisal in connection with the Merger) will be converted into the right to receive the Offer Price.

The closing of the Merger is subject to customary closing conditions, and, depending on the availability of short form statutory merger procedures under the DGCL, approval of the Merger by Issuer’s stockholders may be required. The Merger Agreement includes customary representations, warranties and covenants of Issuer, Vestis and Merger Sub. Issuer has agreed to operate its business in the ordinary course until the Effective Time. Issuer has also agreed not to solicit or initiate discussions with third parties regarding other proposals to acquire Issuer and to certain restrictions on its ability to respond to any such proposals.

Stock Purchase Agreement and Tender and Support Agreements

Substantially simultaneously with entering into the Merger Agreement, Vestis and Merger Sub entered into a Stock Purchase Agreement with The Olberz Family Trust dated 05/06/1997, Irene M. Olberz and Eric S. Olberz (collectively, the “Olberz Sellers”)

(such agreement, the “Stock Purchase Agreement”). Pursuant to the Stock Purchase Agreement, immediately following and contingent upon the consummation of the Offer, Merger Sub will purchase all of the Shares owned by the Olberz Sellers at a price per share of $0.75 (subject to reduction as provided in the Stock Purchase Agreement) (such purchase, the “Stock Purchase Agreement Transaction”). The Olberz Sellers agreed, pursuant to the Stock Purchase Agreement, not to tender their Shares into the Offer. The Olberz Sellers beneficially owned, in the aggregate, 7,581,044 Class A Common Shares and 129,980 Class B Common Shares as of June 30, 2014 (as represented by the Olberz Sellers in the Stock Purchase Agreement).

Substantially simultaneously with entering into the Merger Agreement, Vestis and Merger Sub also entered into Tender and Support Agreements with each of Craig L. Levra, Howard K. Kaminsky and Dennis Trausch (the “Support Agreement Stockholders”) (such agreements, the “Tender and Support Agreements,” and together with the Stock Purchase Agreement, the “Stockholder Agreements”). Pursuant to the Tender and Support Agreements, each Support Agreement Stockholder agreed to validly tender into the Offer as promptly as practicable, but no later than five business days prior to the Offer’s Initial Expiration Time (as defined in the Merger Agreement), any and all Shares of which such Support Agreement Stockholder is the record or beneficial owner as of the execution date of the Tender and Support Agreements as well as any additional Shares with respect to which such Support Agreement Stockholder becomes the record or beneficial owner after the date of its Tender and Support Agreement and prior to the earlier of (i) the date upon which the Merger Agreement is validly terminated or (ii) the Effective Time (such period, the “Support Period”), and to otherwise support the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby. However, in the event of a Change in the Board Recommendation (as defined in the Tender and Support Agreements), each Support Agreement Stockholder may withdraw any of its Shares previously tendered into the Offer in excess of the number of Shares representing voting power equal to (i)(A) the aggregate voting power represented by all Shares owned by the Support Agreement Stockholder divided by (B) the aggregate voting power represented by all Shares owned by the Support Agreement Stockholders, multiplied by (ii)(A)(1) 0.35 multiplied by (2) the aggregate voting power represented by all issued and outstanding Shares minus (B) the aggregate voting power represented by all Shares then owned in the aggregate by the Olberz Sellers (“Recommendation Change Shares”). Each Support Agreement Stockholder agrees to tender all Shares that are not Recommendation Change Shares into the Offer in a manner that is proportionate to the manner in which all holders of Shares (other than Shares held by the Support Agreement Stockholders and the Olberz Sellers) tender their Shares in the Offer. Based upon information provided by the Support Agreement Stockholders and Issuer, the Support Agreement Stockholders beneficially owned, in the aggregate, 367,439 Class A Common Shares and 939,456 Class B Common Shares as of June 30, 2014.

The Stockholder Agreements further provide that, during the Support Period, each of the Olberz Sellers and the Support Agreement Stockholders, will, at any meeting of the holders of shares, and in any action by written consent of Issuer’s shareholders, vote such party’s Shares (i) in favor of (A) the Merger, the execution and delivery by Issuer of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof and (B) each of the other transactions contemplated by the Merger Agreement; (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Issuer in the Merger Agreement; and (iii) against the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement): (A) any Acquisition Proposal (as defined in the Merger Agreement); (B) any amendment to Issuer’s certificate of incorporation or bylaws; (C) any material change in the capitalization of Issuer or Issuer’s corporate structure; and (D) any other action which would impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement. However, in the event of a Change in the Board Recommendation, each Support Agreement Stockholder agrees to vote all Shares that are not Recommendation Change Shares in a manner that is proportionate to which all holders of Shares (other than the Shares held by the Support Agreement Stockholders and the Olberz Sellers) vote in respect of such matter.

In furtherance of the voting covenants under the Stockholder Agreements, each of the Olberz Sellers and the Support Agreement Stockholders have delivered to Vestis an irrevocable proxy appointing and constituting PH, RCF, WRQ, DLS, TAK and Vestis, and each of them, the attorneys and proxies of such Olberz Seller or Support Agreement Stockholder, with full power of substitution and resubstitution, to the full extent of such Olberz Seller’s or Support Agreement Stockholder’s rights with respect to (i) the outstanding Shares owned of record by such Olberz Seller or Support Agreement Stockholder as of the date of the proxy, which Shares are specified on the final page of the proxy, and (ii) in the case of the Support Agreement Stockholders, any and all other Shares which such Support Agreement Stockholder may acquire on or after the date of the proxy.

Each of the Olberz Sellers and Support Agreement Stockholders further agreed, pursuant to the Stockholder Agreement to which it is a party, that it will not enter into any tender, voting or other such agreement, or grant a proxy or power of attorney, with respect to any of the Shares subject to the applicable Stockholder Agreement that is inconsistent with such Stockholder Agreement or otherwise take any other action with respect to such Shares that would in any way restrict, limit or interfere with the performance of any of such Olberz Seller’s or Support Agreement Stockholder’s obligations under its Stockholder Agreement or any of the actions contemplated thereby.

The Stockholder Agreements and all rights and obligations of the parties thereunder, including the proxy, shall terminate, and no party shall have any rights or obligations thereunder, in the event that the Merger Agreement is validly terminated.

Consummation of the Offer and Merger

The purpose of the Offer is to acquire control of, and ultimately following the Merger, the entire equity interest in, Issuer. Pursuant to the Merger Agreement, following the time at which Vestis and Merger Sub have accepted for payment Shares tendered in the Offer, Vestis will be entitled to designate a number of directors, rounded up to the next whole number, subject to compliance with applicable law, to Issuer’s board of directors (the “Board”) that is equal to the total number of authorized directors on Issuer’s board (giving effect to the election of any additional directors described in this sentence) multiplied by the percentage that the number of Shares beneficially owned by Vestis and Merger Sub (including Shares accepted for payment and the shares acquired in connection with the Stock Purchase Agreement) bears to the total number of Shares then outstanding, and Issuer will cause Vestis’ designees to be elected or appointed to the Board, including by increasing the number of authorized directors and seeking and obtaining resignations from incumbent directors. At such time, Issuer will also cause individuals designated by Vestis to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Board other than the special committee formed for the purpose of exploring strategic alternatives, the Independent Directors Committee (as defined below) or any committee of independent directors formed for purposes of the Merger Agreement, to the fullest extent permitted by applicable law. Information concerning Vestis’ designees to the Board will be set forth in a forthcoming Information Statement from Issuer, if required. However, prior to the Effective Time, the Board will always be required to have at least three directors who were not designated by Vestis (the “Independent Directors”). Following the election or appointment of Vestis’ designees and prior to the Effective Time, the Independent Directors shall be constituted as a committee (the “Independent Directors Committee”). A majority vote of the members of the Independent Directors Committee will be required for Issuer to authorize (i) any termination of the Merger Agreement by Issuer, (ii) any amendment of the Merger Agreement requiring action by the Board, (iii) any extension of the time for the performance of any of the obligations or actions under the Merger Agreement by Vestis or Merger Sub or (iv) any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of Issuer, except as contemplated by the Merger Agreement.

As soon as possible after the consummation of the Offer, Vestis and Merger Sub intend to consummate the Merger pursuant to the Merger Agreement. At the Effective Time, (i) the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety as set forth in the Merger Agreement, (ii) the bylaws of the Surviving Corporation will be amended and restated to conform to Merger Sub’s bylaws as in effect immediately prior to the Effective Time, (iii) the sole directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time and (iv) the officers of the Surviving Corporation will be the officers of Issuer immediately prior to the Effective Time.

Following consummation of the Merger, the Shares will no longer be publically owned and will no longer be traded on The NASDAQ Stock Market. Vestis and Merger Sub intend to take steps to cause the termination of the registration of Shares under the Exchange Act as promptly as practicable following consummation of the Merger and may in the future take steps to cause the suspension of all of Issuer’s reporting obligations under the Exchange Act.

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, the Reporting Persons have no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Note Regarding this Schedule 13D

This Schedule 13D is neither an offer to purchase nor a solicitation of an offer to sell any Shares or any other securities. On July 3, 2014, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, was filed with the U.S. Securities and Exchange Commission (“SEC”) by Vestis, Merger Sub, Fund II and Fund II-A, and a Solicitation/Recommendation Statement on Schedule 14D-9 was filed with the SEC by Issuer. The offer to purchase Shares is made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Georgeson Inc., the Information Agent for the Offer, which may be contacted at 480 Washington Boulevard, 26th Floor, Jersey City, NJ 07310 or by telephone at (866) 856-6388.

The foregoing summaries of (i) the Merger Agreement and the transactions contemplated thereby, (ii) the Stock Purchase Agreement and the transactions contemplated thereby and (iii) the Tender and Support Agreements and the transactions contemplated thereby, in each case, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement, the Stock Purchase Agreement and the form of Tender and Support Agreement furnished herewith as Exhibits A, B and C, respectively, which are incorporated herein by reference. The Merger Agreement has been attached to provide the readers of this Schedule 13D with information regarding its terms. Factual disclosures about Issuer or any of its affiliates contained in this Schedule 13D or in its public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about Issuer or any of its affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Vestis, Merger Sub and Issuer were qualified and subject to important limitations agreed to by Vestis, Merger Sub and Issuer in connection with negotiating the terms of the Merger Agreement. In particular, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in schedules that were provided by each party to the other but are not publicly filed as part of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Schedule 13D, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in Issuer’s public reports filed with the SEC.

ITEM 5.	Interest in Securities of Issuer.

(a)-(b) Other than those Shares that may be deemed to be beneficially owned by operation of the Stock Purchase Agreement and Tender and Support Agreements, the Reporting Persons do not beneficially own any Shares.

As a result of the Stock Purchase Agreement and Tender and Support Agreements, each Reporting Person may be deemed to have the power to vote up to 7,948,483 Class A Common Shares and 1,069,436 Class B Common Shares in favor of approval of the Merger or in connection with certain other matters described in Item 4 above, and thus, each Reporting Person may be deemed to be the beneficial owner of up to 7,948,483 Class A Common Shares and 1,069,436 Class B Common Shares. The Class A Common Shares and Class B Common Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 64.0% and 60.2% of the issued and outstanding Class A Common Shares and Class B Common Shares, respectively, based on 12,414,490 Class A Common Shares and 1,775,821 Class B Common Shares issued and outstanding as of June 30, 2014 as represented by Issuer in the Merger Agreement.

The Reporting Persons (i) are not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Stock Purchase Agreement and Tender and Support Agreements, except as otherwise expressly provided in such agreement, and (ii) disclaim all beneficial ownership of such Shares as permitted by Rule 13d-4 of the Exchange Act.

Except as set forth in this Item 5, no Reporting Person and, to the knowledge of the Reporting Persons, no person named in Schedule A, beneficially owns any Shares.

(c) Except for the agreements described in this Schedule 13D, no Reporting Person has effected any transactions in the classes of securities reported during the past 60 days.

(d) To the knowledge of any of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

Except for the agreements described in this Schedule 13D, to the knowledge of any of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons, or between any such person and any other person, with respect to any securities of Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit A – Merger Agreement*

Exhibit B – Stock Purchase Agreement**

Exhibit C – Form of Tender and Support Agreement***

Exhibit D – Joint Filing Agreement pursuant to Rule 13d-1(k)

Exhibit E – Power of Attorney

*	Previously filed as Exhibit (d)(1) to Everest Merger Sub, Inc.’s Schedule TO-T, dated July 3, 2014, and incorporated herein by reference.
**	Previously filed as Exhibit (d)(2)(ii) to Everest Merger Sub, Inc.’s Schedule TO-T, dated July 3, 2014, and incorporated herein by reference.
***	Previously filed as Exhibit (d)(2)(i) to Everest Merger Sub, Inc.’s Schedule TO-T, dated July 3, 2014, and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: JULY 10, 2014	By:	/s/ Paul Halpern
	Name:	Paul Halpern, as an individual and as Attorney-in-Fact for:

EVEREST MERGER SUB, INC. (1)
VESTIS RETAIL GROUP, LLC (1)
VESTIS RETAIL FINANCING, LLC (1)
VESTIS RETAIL HOLDINGS, LLC (1)
COLLIS EMS INVESTMENTS II, LLC (1)
COLLIS EMS INVESTMENTS II-A, LLC (1)
VERSA CAPITAL FUND II, L.P. (1)
VERSA CAPITAL FUND II-A, L.P. (1)
VERSA FGP-II, LP (1)
VERSA UGP-II, LLC (1)
VERSA FUND MANAGEMENT, LLC (1)
VERSA CAPITAL GROUP, LLC (1)
GREGORY L. SEGALL (1)
RAYMOND C. FRENCH (1)
WILLIAM R. QUINN (1)
DAVID S. LORRY (1)
THOMAS A. KENNEDY (1)

(1)	A Power of Attorney authorizing Paul Halpern to act on behalf of this entity is filed as Exhibit E.

Exhibit Index

Exhibit	Description

A	Agreement and Plan of Merger, by and among Sport Chalet, Inc., Everest Merger Sub, Inc. and Vestis Retail Group, LLC, dated June 30, 2014.*

B	Stock Purchase Agreement, by and among Vestis Retail Group, LLC, Everest Merger Sub, Inc., The Olberz Family Trust dated 05/06/1997, Irene M. Olberz and Eric S. Olberz, dated June 30, 2014.**

C	Form of Tender and Support Agreement, dated as of June 30, 2014, by and among Vestis Retail Group, LLC, Everest Merger Sub, Inc. and each of Craig L. Levra, Howard K. Kaminsky and Dennis Trausch.***

D	Joint Filing Agreement

E	Power of Attorney

*	Previously filed as Exhibit (d)(1) to Everest Merger Sub, Inc.’s Schedule TO-T, dated July 3, 2014, and incorporated herein by reference.
**	Previously filed as Exhibit (d)(2)(ii) to Everest Merger Sub, Inc.’s Schedule TO-T, dated July 3, 2014, and incorporated herein by reference.
***	Previously filed as Exhibit (d)(2)(i) to Everest Merger Sub, Inc.’s Schedule TO-T, dated July 3, 2014, and incorporated herein by reference.

SCHEDULE A

CERTAIN INFORMATION REGARDING THE DIRECTORS

AND EXECUTIVE OFFICERS OF MERGER SUB

Set forth in the table below are the name, current principal occupation of each of the directors and executive officers of Merger Sub. The business address of each director and executive officer of Merger Sub is c/o Versa Capital Management, LLC, 2929 Arch Street, Suite 1800, Philadelphia, Pennsylvania 19104-7324. Each director and executive officer named below is a citizen of the United States of America.

During the past five years, to the best of Merger Sub’s knowledge, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him or Merger Sub from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name and Position	Present Principal Occupation or Employment	Director Since

Paul Halpern President, Director	Chief Investment Officer Versa Capital Management, LLC	June 2014

Raymond C. French Treasurer, Director	Chief Operating Officer Versa Capital Management, LLC	June 2014

William R. Quinn Vice President	Managing Director, Investments Versa Capital Management, LLC	N/A

David S. Lorry Vice President	Managing Director, Transaction Execution Versa Capital Management, LLC	N/A

Thomas A. Kennedy Secretary	General Counsel and Chief Compliance Officer Versa Capital Management, LLC	N/A

S-1